CERENCE LLC

15 Wayside Road

Burlington, MA 01803

August 21, 2019

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara Jacobs and Edwin Kim
Division of Corporate Finance
Office of Information Technologies and Services

Cerence LLC

Registration Statement on Form 10

CIK No. 0001768267

Dear Ms. Jacobs and Mr. Kim:

On behalf of Cerence LLC, a Delaware limited liability company (the “Company”), we hereby submit in electronic form the accompanying Registration Statement on Form 10 of the Company (the “Registration Statement”). The Registration Statement updates Amendment No. 2 to the Draft Registration Statement on Form 10, which the Company submitted on a confidential basis to the Securities and Exchange Commission (the “Commission”) on August 14, 2019, by including financial statements as of and for the nine months ended June 30, 2019 and the fiscal year ended September 30, 2016 and certain additional changes.

* * *

If you have any questions concerning the above, please do not hesitate to contact the undersigned at (781) 565-4792 or John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

Sincerely,

/s/ Leanne Fitzgerald

Leanne Fitzgerald Vice President, Associate General Counsel & Assistant Secretary of Nuance Communications, Inc., as sole member of Cerence LLC

cc:	Arthur Giterman, Chief Accounting Officer
Nuance Communications, Inc.

John C. Kennedy

Steven J. Williams

David E. Sobel

        Paul, Weiss, Rifkind, Wharton & Garrison LLP